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Gabe Hoffman, MBA, CFP® · 3rd
Chief Operating Officer
Richmond, Virginia, United States · Contact info
500+ connections

 Taylor Hoffman

Campbell University, Lundy-Fetterman School of Business

Experience

Co-Founder & Chief Operating Officer
Taylor Hoffman
Oct 2017 - Present · 4 yrs 6 mos
Richmond, Virginia Area

 **Chief Operating Officer**
Avidus · Full-time
May 2021 - Present · 11 mos
Richmond, Virginia, United States

 **Financial Advisor**
Morgan Stanley
Jun 2013 - Oct 2017 · 4 yrs 5 mos
Richmond, Virginia Area, United States

Morgan Stanley Smith Barney LLC ("MSSB"), member SIPC (www.sipc.org), reserves the right, to the extent permitted under applicable law, to retain and monitor all electronic communications. MSSB will not accept purchase or sale orders via LinkedIn or its messaging systems. MSSB is not responsible for content posted by ...see more

Education

 **Campbell University, Lundy-Fetterman School of Business**
Masters of Business Administration
2011 - 2013

 **Campbell University**
Bachelors of Business Administration, Trust and Wealth Management
2008 - 2012